- - --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549



                                  FORM 11-K



       X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
     -----    THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

              For the fiscal year ended December 31, 1993

                                  OR

     -----    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from           to
                                             ----------  ----------

                           Commission File Numbers:
                         1-10624 (Baroid Corporation)
                      1-4003 (Dresser Industries, Inc.)
    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        SAVINGS PLAN FOR EMPLOYEES OF
                              BAROID CORPORATION


    B. Names of issuers of securites held pursuant to the plan and the addresses of their principal executive offices:


              BAROID CORPORATION                    DRESSER INDUSTRIES, INC.
               2001 Ross Avenue                        2001 Ross Avenue
              Dallas, Texas 75201                     Dallas, Texas 75201



- - --------------------------------------------------------------------------------

                         Savings Plan for Employees of
                               Baroid Corporation



                Financial Statements and Supplemental Schedules

                     Years ended December 31, 1993 and 1992

                                    CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information  . . . . . . . . . . . . . . .        2
Statement of Changes in Net Assets Available for Benefits, With Fund Information  . . . . . . . . . .        4
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5

Supplemental Schedules

Item 27a -- Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . . . . . . .       14
Item 27a -- Schedule of Assets Held for Investment Purposes Which Were Both Acquired and
   Disposed of Within the Plan Year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        *
Item 27b -- Schedule of Loans or Fixed Income Obligations . . . . . . . . . . . . . . . . . . . . . .        *
Item 27c -- Schedule of Leases in Default or Classified as Uncollectible  . . . . . . . . . . . . . .        *
Item 27d -- Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . .       15
Item 27e -- Schedule of Nonexempt Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . .        *

_________
* At December 31, 1993, and for the reporting period then ended, there were no matters which required disclosure with respect to these items.

                         Report of Independent Auditors


The Employee Benefits Administration Committee of Baroid
   Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Baroid Corporation as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                        ERNST & YOUNG
Houston, Texas
June 27, 1994

                         Savings Plan for Employees of
                               Baroid Corporation

    Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1993


                                                                       FUND INFORMATION
                                            -------------------------------------------------------------------
                                                                                     MERRILL LYNCH
                                                                           ------------------------------------
                                                                            RETIREMENT               FEDERAL
                                           BAROID                 TREMONT  PRESERVATION   GLOBAL    SECURITIES
                                           STOCK        NL STOCK   STOCK     TRUST       HOLDINGS     TRUST
                                          ----------    --------   -----    --------     --------    -------
ASSETS
Investments, at fair market value:
  Baroid Corporation common stock        $15,986,699
  NL Industries, Inc. common stock                      242,894
  Tremont Corporation common stock                                 495,046
  United States government and agency
     obligations                                                                                      2,335,877
  Merrill Lynch CMA Money Fund               247,528
  Other securities                                                           32,360,936   1,261,501
                                          ----------    -------    -------   ----------   ---------   ---------
                                          16,234,227    242,894    495,046   32,360,936   1,261,501   2,335,877
Dividends and interest receivable                                                 2,671
Participant loans receivable
Participant contributions receivable           9,640                             33,400       3,876       7,030
Employer contributions receivable          5,531,441                             16,104      15,754      15,302
Transfers from other plans receivable          3,770                            247,930      76,389     144,736
Cash                                                                             19,740
                                          ----------    -------    -------   ----------   ---------   ---------
Total assets                              21,779,078    242,894    495,046   32,680,781   1,357,520   2,502,945

LIABILITIES AND NET ASSETS AVAILABLE
  FOR BENEFITS
     Accrued expenses and allocations                                            15,471
                                          ----------    -------    -------   ----------   ---------    -------
Total liabilities                                                                15,471
                                          ----------    -------    -------   ----------   ---------   ---------
Net assets available for benefits         21,779,078    242,894    495,046   32,665,310   1,357,520   2,502,945
                                          ==========    =======    =======   ==========   =========   =========

                                                    FUND INFORMATION
                                           -------------------------------
                                              MERRILL LYNCH
                                           --------------------
                                           CAPITAL  BASIC VALUE
                                            FUND       FUND     LOANS          TOTAL
                                           ------   ----------  -----         -------
ASSETS
Investments, at fair market value:
  Baroid Corporation common stock                                            15,986,699
  NL Industries, Inc. common stock                                              242,894
  Tremont Corporation common stock                                              495,046
  United States government and agency
     obligations                                                              2,335,877
  Merrill Lynch CMA Money Fund                                                  247,528
  Other securities                        6,767,672  3,392,858               43,782,967
                                          ---------  ---------    -------    ----------
                                          6,767,672  3,392,858          0    63,091,011

Dividends and interest receivable                                  10,749        13,420
Participant loans receivable                                    4,094,078     4,094,078
Participant contributions receivable         17,840      9,098         --        80,884
Employer contributions receivable            20,158     20,982         --     5,619,741
Transfers from other plans
    receivable                              163,392    149,311         --       785,528
Cash                                                                             19,740
                                          ----------  --------- ----------   ----------
Total assets                              6,969,062  3,572,249  4,104,827    73,704,402

LIABILITIES AND NET ASSETS AVAILABLE
FOR BENEFITS
     Accrued expenses and allocations                                            15,471
                                            -------    -------    -------    ----------
Total liabilities                                                                15,471
                                            -------    -------    -------    ----------
Net assets available for benefits         6,969,062  3,572,249  4,104,827    73,688,931
                                          =========  =========  =========    ==========



See accompanying notes.

                         Savings Plan for Employees of
                               Baroid Corporation

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1992


                                                                        FUND INFORMATION
                                          ------------------------------------------------------------------------
                                                                                             MERRILL LYNCH
                                                                                      ----------------------------
                                                                                        RETIREMENT
                                           BAROID                         TREMONT      PRESERVATION       GLOBAL
                                            STOCK        NL STOCK          STOCK          TRUST          HOLDINGS
                                            -----        --------          -----          -----          --------
ASSETS
Investments, at fair market value:
  Baroid Corporation common stock         $ 10,960,871    $      --      $       --     $        --     $        --
  NL Industries, Inc. common stock                 --      281,700              --              --              --
  Tremont Corporation common stock                  --           --         720,350              --              --
  United States government and agency
     obligations                                    --           --              --              --              --
  Merrill Lynch CMA Money Fund                      --           --              --          38,445              --
  Other securities                                  --           --              --      32,304,506         445,392
                                          ------------    ---------      ----------     -----------     -----------
                                            10,960,871      281,700         720,350      32,342,951         445,392

Dividends and interest receivable                   --           --              --           5,568              --
Participant loans receivable                        --           --              --              --              --
Participant contributions receivable            21,136           --              --          63,158           4,645
Employer contributions receivable            2,526,660           --              --              --              --
Cash                                           204,131           (4)             (1)       (104,571)              1
                                          ------------    ---------      ----------     -----------     -----------
Total assets                                13,712,798      281,696         720,349      32,307,106         450,038

LIABILITIES AND NET ASSETS AVAILABLE FOR
  BENEFITS
     Accrued expenses and allocations           (4,511)           1              --          44,047              --
                                          ------------    ---------      ----------     -----------     -----------
Total liabilities                               (4,511)           1              --          44,047              --
                                          ------------    ---------      ----------     -----------     -----------
Net assets available for benefits         $ 13,717,309    $ 281,695      $  720,349     $32,263,059     $   450,038
                                          ============    =========      ==========     ===========     ===========



                                                                FUND INFORMATION
                                          ---------------------------------------------------------
                                                       MERRILL LYNCH
                                          ------------------------------------------
                                            FEDERAL
                                           SECURITIES      CAPITAL       BASIC VALUE
                                             TRUST          FUND            FUND            LOANS           TOTAL
                                             -----          ----            ----            -----           -----
ASSETS
Investments, at fair market value:
  Baroid Corporation common stock         $         --   $       --      $       --     $        --     $10,960,871
  NL Industries, Inc. common stock                  --           --              --              --         281,700
  Tremont Corporation common stock                  --           --              --              --         720,350
  United States government and agency
     obligations                             2,170,405           --              --              --       2,170,405
  Merrill Lynch CMA Money Fund                      --           --              --              --          38,445
  Other securities                                  --    5,184,051       1,106,140              --      39,040,089
                                          ------------   ----------      ----------     -----------     -----------
                                             2,170,405    5,184,051       1,106,140              --      53,211,860

Dividends and interest receivable                   --           --              --          13,969          19,537
Participant loans receivable                        --           --              --       3,827,536       3,827,536
Participant contributions receivable             7,404       24,549          11,795              --         132,687
Employer contributions receivable                   --           --              --              --       2,526,660
Cash                                              (119)          14               7              --          99,458
                                          ------------   ----------      ----------     -----------     -----------
Total assets                                 2,177,690    5,208,614       1,117,942       3,841,505      59,817,738

LIABILITIES AND NET ASSETS AVAILABLE FOR
  BENEFITS
     Accrued expenses and allocations               --           --              --          15,176          54,713
                                          ------------   ----------      ----------     -----------     -----------
Total liabilities                                   --           --              --          15,176          54,713
                                          ------------   ----------      ----------     -----------     -----------
Net assets available for benefits         $  2,177,690   $5,208,614      $1,117,942     $ 3,826,329     $59,763,025
                                          ============   ==========      ==========     ===========     ===========



See accompanying notes.

                         Savings Plan for Employees of
                               Baroid Corporation

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year Ended December 31, 1993


                                                             FUND INFORMATION
                                 ---------------------------------------------------------------------------
                                                                             MERRILL LYNCH
                                                                      --------------------------------------
                                                                       RETIREMENT                  FEDERAL
                                   BAROID                 TREMONT     PRESERVATION     GLOBAL     SECURITIES
                                   STOCK       NL STOCK    STOCK          TRUST       HOLDINGS      TRUST
                                 ----------    --------   --------      ----------    ---------    ---------
                                 ----------    -------    --------      ----------    ---------    ---------
Investment income:
Cash dividends:
  Baroid Corporation                386,957
  Other                                                                                  72,814      117,192
Interest income                         208                              1,992,414            9           31
Realized gains (losses) from
  sales of investments              789,590    (57,130)    (69,056)                      16,860       12,732
                                 ----------    -------    --------      ----------    ---------    ---------
                                  1,176,755    (57,130)    (69,056)      1,992,414       89,683      129,955
Net appreciation (depre-
  ciation) in the fair value
  of investments                  4,397,898     63,549     (29,940)                      74,148       20,452
Transfer from Other Plans
  (Note 6)                            3,770                                454,183       76,389      144,736
Contributions:
  Participants                      646,842                              2,514,874      145,739      293,354
  Employer                        5,547,240                  1,122          20,554       15,754       15,302
                                 ----------    -------    --------      ----------    ---------    ---------
                                  6,194,082          0       1,122       2,535,428      161,493      308,656
                                 ----------    -------    --------      ----------    ---------    ---------
Total income and
  contributions                  11,772,505      6,419     (97,874)      4,982,025      401,713      603,799
Distributions, expenses, and
  transfers:
    Distributions to
      participants                1,539,352     23,424      85,636       3,915,789       96,951      139,275
    Less forfeitures                (52,575)                  (158)         (8,608)         (23)        (204)
    Administrative
      expenses                          347          0           4          82,838           15           54
    Interfund transfers, net      2,223,612     21,796      41,947         589,755     (602,712)     139,419
                                ----------    -------    --------       ----------    ---------    ---------
Total distributions, expenses,
  and transfers                   3,710,736     45,220     127,429       4,579,774     (505,769)     278,544
                                 ----------    -------    --------      ----------    ---------    ---------
Net change in net assets
  available for benefits          8,061,769    (38,801)   (225,303)        402,251      907,482      325,255
Net assets available for
  benefits, beginning of year    13,717,309    281,695     720,349      32,263,059      450,038    2,177,690
                                 ----------    -------    --------      ----------    ---------    ---------
Net assets available for
  benefits, end of year          21,779,078    242,894     495,046      32,665,310    1,357,520    2,502,945
                                 ==========    =======    ========      ==========    =========    =========



                                                FUND INFORMATION
                                       ------------------------------------
                                            MERRILL LYNCH
                                       -----------------------
                                         CAPITAL   BASIC VALUE
                                          FUND        FUND          LOANS        TOTAL
                                       ---------   -----------    ---------    ----------
Investment income:
Cash dividends:
  Baroid Corporation                                                              386,957
  Other                                  438,408       181,172                    809,586
Interest income                               93            21      289,405     2,282,181
Realized gains (losses) from
  sales of investments                    98,120        34,243                    825,359
                                       ---------    ----------    ---------    ----------
                                         536,621       215,436      289,405     4,304,083
Net appreciation (depre-
  ciation) in the fair value of
  investments                            246,747       192,093                  4,964,947
Transfer from Other Plans
  (Note 6)                               163,392       149,311                    991,781
Contributions:
  Participants                           910,269       451,612                  4,962,690
  Employer                                26,400        20,982                  5,647,354
                                       ---------    ----------    ---------    ----------
                                         936,669       472,594            0    10,610,044
                                       ---------    ----------    ---------    ----------
Total income and
  contributions                        1,883,429     1,029,434      289,405    20,870,855
Distributions, expenses, and
  transfers:
    Distributions to
      participants                       838,235       290,522            0     6,929,184
    Less forfeitures                      (6,276)                                 (67,844)
    Administrative
      expenses                               248           103                     83,609
   Interfund transfers, net             (709,226)   (1,715,498)      10,907             0
                                       ---------    ----------    ---------    ----------
Total distributions, expenses,
  and transfers                          122,981    (1,424,873)      10,907     6,944,949
                                       ---------    ----------    ---------    ----------
Net change in net assets
  available for benefits               1,760,448     2,454,307      278,498    13,925,906
Net assets available for
  benefits, beginning of year          5,208,614     1,117,942    3,826,329    59,763,025
                                       ---------    ----------    ---------    ----------
Net assets available for
  benefits, end of year                6,969,062     3,572,249    4,104,827    73,688,931
                                       =========     =========    =========    ==========


See accompanying notes.

                         Savings Plan for Employees of
                               Baroid Corporation

                         Notes to Financial Statements

                               December 31, 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Savings Plan for Employees of Baroid Corporation (the "Plan") have been prepared in accordance with generally accepted accounting principles. The following is a summary of significant accounting policies followed by the Plan.

INVESTMENTS

Investments trusteed with Merrill Lynch Trust Company ("Merrill Lynch" or "Trustee") are recorded at fair market value based upon the quoted market price reported on the last trading day of the period for those securities listed on a national securities exchange; listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices; and other investments not having an established market are valued at fair value as of that day determined in good faith by the outside advisor responsible for that investment. Short-term investments are stated at cost.

Purchases and sales of investments are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost.

CONTRIBUTIONS

Contributions from employees are recorded in the period the employer makes payroll deductions from Plan participants. Employer matching contributions are made as soon as practicable after Plan year-end in which respective participant contributions are made.

LOANS TO PARTICIPANTS

Loan distributions to participants, as well as principal and interest payments from participants, are accounted for as interfund transfers in the financial statements. At December 31, 1993 and 1992, there were approximately 554 and 580 employees, respectively, participating in the loan option of the Plan.

INVESTMENT INCOME

Income from investments is recorded as earned on an accrual basis. Dividend income is recorded at the ex dividend date.

                         Savings Plan for Employees of
                               Baroid Corporation

                  Notes to Financial Statements (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TERMINATION OF PLAN

Although it has not expressed any intent to do so, Baroid Corporation ("Baroid") has the right under the Plan to discontinue contributions and to terminate the Plan at any time subject to penalties set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of such a discontinuance or termination of the Plan, participants' account balances would be 100% vested.

CONCENTRATION OF CREDIT RISK

The Plan's assets, other than Baroid Corporation stock, NL Industries stock, and Tremont Corporation stock are invested with investment funds managed by Merrill Lynch.

2. PLAN DESCRIPTION

The Plan's principal objective is to provide eligible employees of Baroid with a convenient way to save on a regular and long-term basis. Employees of Baroid and certain of Baroid's subsidiaries are generally eligible to voluntarily participate in the Plan after twelve months of employment. The number of participants with account balances totaled 2,379 at December 31, 1993. Active participants may contribute between 1% to 22% of eligible compensation in increments of .5%. The maximum basic before-tax contribution is 12%.

In accordance with the Tax Reform Act of 1986, participants are limited in the amount of salary reduction contributions which they may make to the Plan under
Section 402(g) of the Internal Revenue Code ($8,994 annual maximum for 1993). Highly compensated participants may be required to adjust the amount of their contributions in order to permit the Plan to satisfy the nondiscrimination requirements of Sections 401(k) and 401(m) of the Internal Revenue Code.

Baroid contributes a discretionary amount of matching contributions determined annually, wholly or partially contingent upon the attainment of certain profit objectives. This match applies to a maximum of 3% of a contributing participant's compensation.

                         Savings Plan for Employees of
                               Baroid Corporation

                  Notes to Financial Statements (continued)

2. PLAN DESCRIPTION (CONTINUED)

Baroid employees may receive an annual retirement contribution of up to 5% of their annual eligible compensation. The retirement contribution, made wholly or partially contingent upon the attainment of certain profit objectives, will be allocated to all employees eligible to participate in the Plan. In addition, these employees may also receive a Medisave contribution from Baroid, which is contingent upon Baroid's profit objectives.

Vesting in employer contributions is 100% upon death, retirement, or disability. A participant with less than three years of vested service has no vested interest in employer contributions, is 50% vested following three years, 75% vested following four years, and 100% vested in all employer contributions following five years of service. Forfeitures of the unvested portion of employer contributions may occur if a participant terminates employment prior to the full-vesting period or if a participant or beneficiary, to whom a distribution is payable, cannot be located within one year of the date on which such distribution became payable. Amounts forfeited are used to reduce employer contributions. Substantially, all administrative expenses are paid from Plan assets.

Employees may elect to have their own contributions invested in one or more funds, whose investment objectives are as follows:

                                                              NUMBER OF PARTICIPANTS
                                                                  AT DECEMBER 31
                                                             1993                 1992
                                                            ------               ------
Baroid Stock Fund -- invested primarily in Baroid common
    stock                                                   2,159                2,126

Merrill Lynch Retirement Preservation Trust -- invested
    primarily in GICs issued by insurance companies and
    bank investment contracts                               1,201                1,231

                         Savings Plan for Employees of
                               Baroid Corporation

                  Notes to Financial Statements (continued)

2. PLAN DESCRIPTION (CONTINUED)

                                                             NUMBER OF PARTICIPANTS AT
                                                                    DECEMBER 31
                                                             1993                 1992
                                                            ------               ------
Merrill Lynch Global Holdings, Inc., Class A Shares --
    managed with the objective of seeking the highest
    total investment return consistent with prudent risk
    through worldwide investment in an internationally
    diversified portfolio of securities                      157                  100
Merrill Lynch Federal Securities Trust -- managed with the
    objective of seeking a high current return through
    investments in U.S. Government and Government agency
    securities                                               302                  260
Merrill Lynch Capital Fund Inc. Class A Shares -- managed
    with the objective of seeking the highest total
    investment return consistent with prudent risk,
    investing in equity, debt and convertible securities     526                  473
Merrill Lynch Basic Value Fund Inc. Class A Shares --
    managed with the objective of seeking growth and,
    secondarily, income                                      326                  181

In addition to the funds above, two additional equity investment funds are maintained. The NL Stock Fund (262 participants) invests in NL common stock and the Tremont Stock Fund (1,299 participants) invests in Tremont common stock. Contributions or transfers into the NL Stock Fund and Tremont Stock Fund are no longer allowed.

Prior to the investment in securities of a type consistent with the objectives of any fund, cash may be temporarily invested in the Merrill Lynch CMA Money Fund, which invests in securities with maturities of less than one year issued or guaranteed by the U.S. government or any agency of instrumentality thereof or bank savings accounts.

                         Savings Plan for Employees of
                               Baroid Corporation

                  Notes to Financial Statements (continued)

2. PLAN DESCRIPTION (CONTINUED)

Participants can transfer all or part of their account balance in any fund to any other fund on a daily basis, subject to certain limitations. Only one transfer is permitted out of the NL or Tremont Stock Fund which must be a transfer of the total value of the participant's account in that fund.

Participants may change the investment direction of current contributions as of any business day.

Distributions to employees may occur during active service or upon termination and, under prescribed circumstances, may be in various forms (lump sum, installments, annuity, or combinations thereof, and/or employer securities).

Participants may borrow from their vested account balances. The two types of loans available are a general purpose loan and a principal residence loan. General purpose loans may be repaid to the Plan over a period of time not to exceed five years and principal residence loans may be repaid over a period not to exceed 20 years. The maximum loan amount available to each participant is 50% of their vested account balance not to exceed $50,000. In the event a participant fails to make a principal or interest payment, the loan will be in default and the outstanding loan balance will be treated as a taxable distribution. The interest rate charged on loans made prior to September 1989 was composite prime rate. The interest rate charged on subsequent loans is a composite prime rate plus 1%.

See the Plan Agreement for additional information concerning the Plan description.

                         Savings Plan for Employees of
                              Baroid Corporation

                   Notes to Financial Statements (continued)


3. INVESTMENTS

The historical cost and market value of investments in each of the funds at December 31, 1993 and 1992 were as follows:

                                                                                   HISTORICAL COST
                                                        -----------------------------------------------------------------
                                                                   BAROID     TREMONT
                                                       NL COMMON   COMMON      COMMON        OTHER                  MARKET
                 FUND DESCRIPTION                        STOCK      STOCK      STOCK      SECURITIES    TOTAL       VALUE
                                                       --------    --------   --------    -----------   -------     ------
At December 31, 1993:
   Merrill Lynch Retirement Preservation Trust                                             32,360,936   32,360,936  32,360,936
   Merrill Lynch Basic Value Fund, Inc. Class A                                             3,173,682    3,173,682   3,392,858
      Shares
   Merrill Lynch Federal Securities Trust                                                   2,262,787    2,262,787   2,335,877
   Merrill Lynch Capital Fund Inc. Class A Shares                                           6,314,080    6,314,080   6,767,672
   Merrill Lynch Global Holdings, Inc. -- Class A                                           1,193,302    1,193,302   1,261,501
      Shares
   NL Stock Fund:
      NL Industries, Inc. Common Stock                 707,001                                             707,001     242,894
   Baroid Stock Fund:
      Baroid Corporation Common Stock                             11,862,808                            11,862,808  15,986,699
   Tremont Stock Fund:
      Tremont Corporation Common Stock                                           884,834                   884,834     495,046
   Merrill Lynch CMA Money Fund                                                               247,528      247,528     247,528
                                                       -------    ----------     -------   ----------   ----------  ----------
                                                       707,001    11,862,808     884,834   45,552,315   59,006,958  63,091,011
                                                       =======    ==========     =======   ==========   ==========  ==========

                        Savings Plan for Employees of
                              Baroid Corporation

                  Notes to Financial Statements (continued)



3. INVESTMENTS (CONTINUED)

                                                                         HISTORICAL COST
                                               ------------------------------------------------------------------
                                                                 BAROID      TREMONT
                                               NL COMMON         COMMON       COMMON        OTHER                    MARKET
                 FUND DESCRIPTION                STOCK            STOCK        STOCK     SECURITIES      TOTAL        VALUE
                                                 -----            -----        -----     ----------      -----        -----
At December 31, 1992:
   Merrill Lynch Retirement Preservation
     Trust                                      $        --   $        --  $        --   $32,304,506  $32,304,506  $32,304,506
   Merrill Lynch Basic Value Fund, Inc.
     Class A Shares                                      --            --           --     1,078,445    1,078,445    1,106,140
   Merrill Lynch Federal Securities Trust
   Merrill Lynch Capital Fund Inc.                       --            --           --     2,125,356    2,125,356    2,170,405
     Class A Shares                                      --            --           --     4,997,041    4,997,041    5,184,051
   Merrill Lynch Global Holdings, Inc. --
     Class A Shares                                      --            --           --       450,991      450,991      445,392

   NL Stock Fund:
     NL Industries, Inc. Common Stock               943,666            --           --            --      943,666      281,700
   Baroid Stock Fund:
    Baroid Corporation Common Stock                      --    11,169,652           --            --   11,169,652   10,960,871
   Tremont Stock Fund:
    Tremont Corporation Common Stock                     --            --    1,044,715            --    1,044,715      720,350
   Merrill Lynch CMA Money Fund                          --            --           --        38,445       38,445       38,445
                                                -----------   -----------  -----------   -----------  -----------  -----------
                                                    943,666   $11,169,652  $ 1,044,715   $40,994,784  $54,152,817  $53,211,860
                                                ===========   ===========  ===========   ===========  ===========  ===========

                         Savings Plan for Employees of
                               Baroid Corporation

                  Notes to Financial Statements (continued)

4. RELATED PARTY TRANSACTIONS

The stock funds, Baroid Stock Fund, NL Stock Fund and Tremont Stock Fund invest primarily in the securities of Baroid, NL Industries and Tremont. The purchases and sales/distributions of these securities for the year ended December 31, 1993 and 1992 was as follows:

                                                                       SALES/            GAIN
                                                     PURCHASES      DISTRIBUTIONS       (LOSS)
                                                   ------------     -------------    ------------
 1993:
    Baroid common stock                          $  4,828,627       $   5,104,635    $  789,590
    NL common stock                                        --              31,003       (57,130)
    Tremont common stock                                1,280              96,512       (69,056)
 1992:
    Baroid common stock                             6,128,324           4,784,362      (180,295)
    NL common stock                                    36,073              74,110        80,115
    Tremont common stock                               87,939              39,388      (105,757)

5. TAX STATUS

The Plan is designed to constitute a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended; as such, the Trust is exempt from federal income tax under Section 501(a).

The Plan has received a favorable determination letter dated December 3, 1993 from the Internal Revunue Service indicating it is a "Qualified Plan" under the requirements of Section 401(a) of the Internal Revenue Code and the Trust is qualified for favorable tax treatment.

6.  TRANSFERS FROM OTHER PLANS

The transfers of assets from the Titanium Metals Corporation (TMC) Thrift Plans for employees of Bentonite Corporation were accrued as a receivable at December 31, 1993. Bentonite Corporation was acquired by Baroid in 1993.

                         Savings Plan for Employees of
                               Baroid Corporation

                  Notes to Financial Statements (continued)

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                            DECEMBER 31,
                                                                                1993
                                                                            ------------
Net Assets Available for Benefits Per the
   Financial Statements                                                      73,688,931
Amounts Allocated to Withdrawing Participants                                   818,085
                                                                             ----------
Net Assets Available for Benefits Per the
   Form 5500                                                                 72,870,846
                                                                             ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                              YEAR ENDED
                                                                              DECEMBER 31,
                                                                                 1993
                                                                              ----------
Benefits Paid to Participants Per the Financial Statements                    6,929,184
Add:   Amounts Allocated to Withdrawing Participants at
            December 31, 1993                                                   818,085
                                                                              ---------
Benefits Paid to Participants Per the Form 5500                               7,747,269
                                                                              =========

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1993, but not yet paid as of this date.

8.  SUBSEQUENT EVENT

On January 19, 1994, an agreement to merge Dresser Industries, Inc. (Dresser) and Baroid was approved by shareholders of the companies. Under terms of the merger each share of Baroid common stock was converted into the right to receive 0.40 shares of Dresser common stock on January 21, 1994. All Baroid common stock was converted to Dresser common stock and all subsequent transactions are in Dresser common stock.

                             SUPPLEMENTAL SCHEDULES

                         Savings Plan for Employees of
                               Baroid Corporation

          Item 27a -- Schedule of Assets Held for Investment Purposes

                               December 31, 1993





                                                                            NUMBER OF
                                                                            SHARES OR
                                                           MATURITY         PRINCIPAL
                                                             DATE            AMOUNT             COST          FAIR VALUE
                                                           ---------       ----------        -----------     ------------
Merrill Lynch Retirement Preservation Trust                                32,360,936        $32,360,936     $ 32,360,936
Merrill Lynch Basic Value Fund, Inc. Class A Shares                           145,180          3,173,682        3,392,858
Merrill Lynch Federal Securities Trust                                        234,056          2,262,787        2,335,877
Merrill Lynch Capital Fund Inc. Class A Shares                                241,962          6,314,080        6,767,672
Merrill Lynch Global Holdings, Inc. Class A Shares                             96,005          1,193,302        1,261,501
NL Stock Fund:
    NL Industries, Inc. Common Stock                                           53,977            707,001          242,894
Baroid Stock Fund:
    Baroid Corporation Common Stock                                         1,937,782         11,862,808       15,986,699
Tremont Stock Fund:
    Tremont Corporation Common Stock                                           72,007            884,834          495,046
Merrill Lynch CMA Money Fund                                                  247,528            247,528          247,528
Loans receivable from participants                       From 1/1/94        4,094,078          4,094,078        4,094,078
                                                              to
                                                           6/30/13

                         Savings Plan for Employees of
                               Baroid Corporation

                Item 27d -- Schedule of Reportable Transactions

                          Year ended December 31, 1993


                                                                                          FAIR VALUE OF
                                    PURCHASE PRICE/      SELLING          NUMBER OF         ASSET ON
       DESCRIPTION OF ASSET         CARRYING VALUE        PRICE          TRANSACTIONS   TRANSACTION DATE    NET GAIN (LOSS)
                                    --------------        -----          ------------   ----------------    ---------------
CATEGORY (III) -- SERIES OF TRANSACTIONS IN THE SAME ISSUE, WHEN AGGREGATED, EXCEED 5% OF PLAN ASSETS:
Purchase of assets:
    667,901 Shares of Baroid
       Corp. Common Stock          $ 4,828,627          $     --             253             $ 4,828,627       $     --
    Merrill Lynch Retirement
       Preservation Trust          $ 7,352,599          $     --             382             $ 7,352,599       $     --
    95,819 Shares of Merrill
       Lynch Capital Fund          $ 2,649,039          $     --             229             $ 2,649,039       $     --
    110,410 Shares of Merrill
       Lynch Basic Value Fund      $ 2,507,404          $     --             234             $ 2,507,404       $     --

Sale of assets:
    698,719 Shares of Baroid
       Corp. Common Stock          $ 4,315,045          $ 5,104,635          303             $ 5,104,635       $ 789,590
    Merrill Lynch Retirement
       Preservation Trust          $ 7,230,044          $ 7,230,044          299             $ 7,230,044       $     --
    48,093 Shares of Merrill
       Lynch Capital Fund          $ 1,245,729          $ 1,343,849          141             $ 1,343,849       $  98,120
    17,237 Shares of Merrill
       Lynch Basic Value Fund      $   365,735          $   399,978           83             $   399,978       $  34,243


Note: There were no category (i), (ii) or (iv) transactions.

                                  SIGNATURES


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SAVINGS PLAN FOR EMPLOYEES
                                        OF BAROID CORPORATION
                                             (Name of Plan)



Date: June 28, 1994                     /s/  Paul M. Bryant
                                        --------------------------------------
                                        Paul M. Bryant
                                        Vice President - Human Resources
                                        Baroid Corporation

                                EXHIBIT INDEX


23.1    Consent of Ernst & Young